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                                                               EXHIBIT (a)(5)(C)

                           SBI Company
                           2825 E. Cottonwood Parkway
                           Suite 480
                           Salt Lake City, UT 84121
                           www.sbiandcompany.com


     ANNOUNCEMENT
     FOR IMMEDIATE RELEASE



SBI and Company Announces Extension of Tender Offer for All Outstanding
                           Shares of Razorfish, Inc.

                             [LOGO] SBI and Company

SALT LAKE CITY, Jan. 7, 2003 - SBI and Company and Razorfish, Inc. (Nasdaq:
RAZF), today announced the extension of SBI and Company's cash tender offer for all of Razorfish's publicly-held shares at a price of $1.70 per share. The tender offer will now expire at 5:00 p.m., Eastern Time on, January 22, 2003, subject to extension of the new expiration date. This extension is being offered to permit shareholders additional time in which to tender their shares, in light of the recent holiday season both in the United States and Europe, to satisfy the minimum condition..

As of Midnight, Eastern Time on January 6, 2003, 2,113,386 Razorfish shares, or 43.7% of the outstanding shares, had been tendered into the offer, including 138,569 shares subject to delivery. In connection with the extension, SBI and Company and Razorfish agreed to reduce the Minimum Condition to a majority of the outstanding shares of common stock of Razorfish. Approximately 2,417,513 shares must be tendered into the offer to satisfy this condition. The tender offer remains subject to the additional conditions specified in the offer to purchase. The parties also amended the acquisition agreement to permit SBI and Company to further extend the offering period to the extent that the Minimum Condition is not met, so long as such extensions in the aggregate do not exceed 20 business days.

Razorfish shareholders with questions about the tender offer should call the toll-free number (866) 295-4326. Shareholders outside the United States should call 212-805-7000.

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ABOUT SBI AND COMPANY
SBI and Company is an industry-focused, business-driven professional services firm. The company serves clients across their entire value chain to deliver measurable business value by leveraging technology and user-centric design. SBI's customer-, employee-, supplier-, and enterprise-facing solutions enable clients to acquire, retain and extend customer relationships, improve collaboration and coordination across their value chain, enhance

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SBI ANNOUNCES EXTENSION OF TENDER OFFER                                   PAGE 2

operational productivity and efficiency, and gain more value from their enterprise systems. SBI and Company has offices in major cities across the U.S. and a European base of operations in London. For more information, visit www.sbiandcompany.com.
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ABOUT RAZORFISH
Razorfish is an IT consulting firm that designs and builds Web applications for e-commerce, customer and partner relationship management, employee self-service, and enterprise measurement. Following a user-centered design approach, our applications are designed to help increase customer adoption and productivity with the goal of maximizing business results and returns on IT investments. Our multi-disciplinary teams combine business strategists, information architects and designers, as well as technology architects and software engineers. Razorfish is headquartered in New York and has offices in Boston, Los Angeles, San Francisco, and Silicon Valley. Recent Razorfish clients include Cisco Systems, Western Union, VeriSign, Microsoft, Avaya, and GlaxoSmithKline. For more information visit: www.razorfish.com.

For more information, please contact:
Michael Adams
SBI and Company
(801) 492-1479
madams@sbiandcompany.com
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*****
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Razorfish, Inc. The Tender Offer Statement (including the offer to purchase, a related letter of transmittal, and other offer documents) to be filed today by SBI with the SEC and the Solicitation/Recommendation Statement to be filed today by Razorfish contain important information that should be read carefully before any decision is made with respect to the tender offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, are being made available to all stockholders of Razorfish Corporation, at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.
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